Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee
Medium-Term Senior Notes, Series D	$23,500,000.00	$2,514.50 (1)

(1)	The filing fee of $2,514.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $716,318.44 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $2,514.50 is offset against the registration fee due for this offering and of which $713,803.94 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
PRICING SUPPLEMENT NO. 2007-MTNDD066 DATED FEBRUARY 6, 2007
(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Index-Linked Notes
Due February 13, 2012
$1,000.00 per Index-Linked Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

▪	We will not make any payments on the Index-Linked Notes prior to maturity.

▪	This pricing supplement relates to three separate offerings of Index-Linked Notes: Index-Linked Notes Based Upon the Nikkei 225 Stock Average Due 2012, which we refer to as the Nikkei 225 Index-Linked Notes; Index-Linked Notes Based Upon the Dow Jones EURO STOXX 50 Index Due 2012, which we refer to as the EURO STOXX 50 Index-Linked Notes; and Index-Linked Notes Based Upon the Hang Seng China Enterprises Index Due 2012, which we refer to as the Hang Seng Index-Linked Notes.

▪	We refer to any one of the Nikkei 225 Stock Average, the Dow Jones EURO STOXX 50 Index and the Hang Seng China Enterprises Index as an Underlying Index and together, the Underlying Indices. Each series of Index-Linked Notes offered by this pricing supplement is linked to only one of the Underlying Indices. The Index-Linked Notes are not linked to a basket made up of some or all of the Underlying Indices.

▪	The Index-Linked Notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the Index-Linked Notes.

▪	There is currently no secondary market for the Index-Linked Notes, and the Index-Linked Notes will not be listed on any exchange. Although Citigroup Global Markets Inc. may make a market in the Index-Linked Notes, it has no obligation to do so and may at any time, without notice, discontinue any market-making activities.
Investing in the Index-Linked Notes involves a number of risks. See “Risk Factors Relating to the Index-Linked Notes” beginning on page PS-8.
“Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). The mark and name “Hang Seng China Enterprises Index” is proprietary to Hang Seng Data Services Limited, which has licensed its compilation and publication to HSI Services Limited. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The Index-Linked Notes have not been passed on by Nihon Keizai Shimbun, Inc., Dow Jones, STOXX, HSI Services Limited or Hang Seng Data Services Limited. The Index-Linked Notes are not sponsored, endorsed, sold or promoted by Nihon Keizai Shimbun, Inc., Dow Jones, STOXX, HSI Services Limited or Hang Seng Data Services Limited and none of the above makes any warranties or bears any liability with respect to the Index-Linked Notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index-Linked Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Proceeds to Citigroup
	Public Offering Price	Agent’s Discount	Funding Inc.
Per Nikkei 225 Index-Linked Note	$1,000	$30	$970
Total for all Nikkei 225 Index-Linked Notes	$5,700,000	$171,000	$5,529,000
Per EURO STOXX 50 Index-Linked Note	$1,000	$30	$970
Total for all EURO STOXX 50 Index-Linked Notes	$12,000,000	$360,000	$11,640,000
Per Hang Seng Index-Linked Note	$1,000	$30	$970
Total for all Hang Seng Index-Linked Notes	$5,800,000	$174,000	$5,626,000

     The agent expects to deliver the Index-Linked Notes to purchasers on or about February 13, 2007.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee
CITIGROUP

SUMMARY INFORMATION—Q&A
What Are the Index-Linked Notes?
     Index-Linked Notes are index linked investments that offer a potential return at maturity based on an enhanced upside participation as well as limited protection against the decline in the level of the applicable Underlying Index on which the Index-Linked Notes are based. The Index-Linked Notes are not principal protected and do not pay periodic interest or any other payments prior to maturity.
     The return on the Index-Linked Notes, if any, and the maturity payment are linked to the value of the applicable Underlying Index, which will be one of three equity indices: the Nikkei 225 Stock Average, the Dow Jones EURO STOXX 50 Index or the Hang Seng China Enterprises Index. At maturity you will receive a payment in cash based on the value of the applicable Underlying Index during the term of the Index-Linked Notes. We refer to the change in the value of the applicable Underlying Index from the date of this pricing supplement, or in the case of the EURO STOXX 50 Index-Linked Notes, from one index business day before the date of this pricing supplement, which dates we refer to as the pricing date of the relevant index-linked note, and the closing value on the fifth index business day before maturity, expressed as a percentage, as the index return. Each series of Index-Linked Notes offered by this pricing supplement will have its own index return based on the change in the value of the applicable Underlying Index.
•	If the index return is positive at maturity, you will receive a maturity payment based upon the index return and an upside participation rate equal to (i) 187.5% for the Nikkei 225 Index-Linked Notes; (ii) 187% for the EURO STOXX 50 Index-Linked Notes; and (iii) 133% for the Hang Seng Index-Linked Notes.

•	If the index return is negative at maturity and the value of the applicable Underlying Index has decreased by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will be less than the amount of your initial investment in the Index-Linked Notes and could be zero.

•	If the index return is negative at maturity and the value of the applicable Underlying Index has not decreased by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will equal your initial investment of $1,000 per Index-Linked Note.
     Each Index-Linked Note represents a principal amount of $1,000. You may transfer the Index-Linked Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index-Linked Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index-Linked Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index-Linked Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.
Will I Receive Interest or Dividend Payments on the Index-Linked Notes?
     No. We will not make any periodic payments of interest on the Index-Linked Notes or any other payments on the Index-Linked Notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

What Will I Receive at Maturity of the Index-Linked Notes?
     At maturity you will receive for each Index-Linked Note an amount in cash equal to $1,000 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than $1,000 per Index-Linked Note and could be zero.
How is the Index Return Amount Defined?
     The index return amount will be based on the index return of the applicable Underlying Index. The index return for each of the Underlying Indices, which is presented in this pricing supplement as a percentage, will equal the following fraction:
Ending Value — Starting Value
Starting Value
     The starting value for the Nikkei 225 Index-Linked Notes equals 17,406.86, for the EURO STOXX 50 Index-Linked Notes equals 4,227.47 and for the Hang Seng Index-Linked Notes equals 9,621.15, which are the closing values of each Underlying Index on the relevant pricing date.
     The ending value will equal the closing value of the applicable Underlying Index on the fifth index business day before the maturity date.
How Will the Index Return Amount Be Calculated?
     The calculation of the index return amount for each series of Index-Linked Notes offered by this pricing supplement depends on whether each index return is positive, zero or negative:
•	If the index return is positive, the index return amount will equal:
$1,000 × Index Return × Applicable Upside Participation Rate
     The upside participation rate is equal to (i) 187.5% for the Nikkei 225 Index-Linked Notes; (ii) 187% for the EURO STOXX 50 Index-Linked Notes; and (iii) 133% for the Hang Seng Index-Linked Notes.
•	If the index return is zero, the index return amount will be zero and the maturity payment for the relevant series of Index-Linked Notes will be $1,000 per Index-Linked Note.

•	If the index return is negative and
•	the value of the applicable Underlying Index has decreased by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), the index return amount will equal:
$1,000 × Index Return
Thus, in such case, the index return amount will be negative and the maturity payment for the relevant series of Index-Linked Notes will be less than $1,000 per Index-Linked Note and could be zero.

•	the value of the applicable Underlying Index has not decreased by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), then the index return amount will be zero and the maturity payment will be $1,000 per Index-Linked Note.

     For more specific information about the index return amount, the index return, the determination of an index business day and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Index-Linked Notes—Index Return Amount” in this pricing supplement.
Is There a Possibility of Loss of Capital?
     If the ending value of the applicable Underlying Index is less than its starting value and the value of the applicable Underlying Index has decreased by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), at maturity you will receive less than the original principal amount of the applicable series of Index-Linked Notes. This will be true even if the value of the applicable Underlying Index exceeded its starting value at one or more times over the term of the Index-Linked Notes. Even if the ending value of the applicable Underlying Index is greater than its starting value, the total yield on the Index-Linked Notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding of comparable maturity. You should refer to “Risk Factors—The Yield on the Index-Linked Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.
Where Can I Find Examples of Hypothetical Index Return Amounts?
     For examples setting forth hypothetical maturity payments, see “Description of the Index-Linked Notes— Index Return Amount —Hypothetical Examples” in this pricing supplement.
Who Publishes the Nikkei 225 Stock Average and What Does It Measure?
     Unless otherwise stated, all information on the Nikkei 225 Stock Average provided in this pricing supplement is derived from Nihon Keizai Shimbun, Inc. (“NKS”) or other publicly available sources. The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. For further information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in it components, see “Description of the Nikkei 225 Stock Average” in this pricing supplement.
     Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Nikkei 225 Stock Average.
How Has the Nikkei 225 Stock Average Performed Historically?
     We have provided a table showing the closing values of the Nikkei 225 Stock Average on the last index business day of each month from January 2002 to January 2007, which you can find in the section “Description of the Nikkei 225 Stock Average—Historical Data on the Nikkei 225 Stock Average” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Stock Average in recent years. However, past performance is not indicative of how the Nikkei 225 Stock Average will perform in the future.
Who Publishes the Dow Jones EURO STOXX 50 Index and What Does It Measure?
     STOXX Limited (“STOXX”), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 as of December 31, 1991.
     Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones EURO STOXX 50 Index.

How Has the Dow Jones EURO STOXX 50 Index Performed Historically?
     We have provided a table showing the closing values of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 2002 to January 2007, which you can find in the section “Description of the Dow Jones EURO STOXX 50 Index—Historical Data on the Dow Jones EURO STOXX 50 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones EURO STOXX 50 Index in recent years. However, past performance is not indicative of how the Dow Jones EURO STOXX 50 Index will perform in the future.
Who Publishes the Hang Seng China Enterprises Index and What Does It Measure?
     The Hang Seng China Enterprises Index is published by HSI Services Limited (“HSI”), a wholly-owned subsidiary of the Hang Seng Bank, and is comprised of the Hong Kong listed H-shares of Chinese enterprises that are included in the 200-stock Hang Seng Composite Index. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng China Enterprises Index was first published on August 8, 1994, consisting of all the H-shares of Chinese enterprises. With the launch of the Hang Seng Composite Index on October 3, 2001, the Hang Seng China Enterprises Index became part of the Hang Seng Composite Index Series. Since then, constituents of the Hang Seng China Enterprises Index comprise only the largest H-share companies that are included in the Hang Seng Composite Index.
     Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Hang Seng China Enterprises Index.
How Has the Hang Seng China Enterprises Index Performed Historically?
     We have provided a table showing the closing values of the Hang Seng China Enterprises Index on the last index business day of each month from January 2002 to January 2007, which you can find in the section “Description of the Hang Seng China Enterprises Index —Historical Data on the Hang Seng China Enterprises Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Hang Seng China Enterprises Index in recent years. However, past performance is not indicative of how the Hang Seng China Enterprises Index will perform in the future.
What Are the U.S. Federal Income Tax Consequences of Investing in the Index-Linked Notes?
     In purchasing an Index-Linked Note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat an Index-Linked Note for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the applicable Underlying Index at maturity. Under such treatment, upon the sale or other taxable disposition of an Index-Linked Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index-Linked Note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index-Linked Note at that time. Gain or loss on the sale, redemption or other disposition of the Index-Linked Notes generally will be long-term capital gain or loss if the U.S. Holder has held the Index-Linked Notes for more than one year at disposition. Due to the absence of authority as to the proper characterization of the Index-Linked Notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index-Linked Notes could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.
Will the Index-Linked Notes Be Listed on a Stock Exchange?
     The Index-Linked Notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?
     Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?
     Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the Index-Linked Notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the Index-Linked Notes to create a secondary market for holders of the Index-Linked Notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the Index-Linked Notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the Index-Linked Notes.
Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
     We expect to hedge our obligations under the Index-Linked Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity could affect the Underlying Indices and therefore the market value of the Index-Linked Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index-Linked Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index-Linked Notes declines. You should refer to “Risk Factors Relating to the Index-Linked Notes “—The Price at Which You Will Be Able to Sell Your Index-Linked Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.
Does ERISA Impose Any Limitations on Purchases of the Index-Linked Notes?
     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Index-Linked Notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index-Linked Notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Index-Linked Notes or (B) its acquisition and holding of the Index-Linked Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index-Linked Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index-Linked Notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.
Are There Any Risks Associated with My Investment?
     Yes, the Index-Linked Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index-Linked Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX-LINKED NOTES
     Because the terms of the Index-Linked Notes differ from those of conventional debt securities in that the maturity payment will be based on the value of the applicable Underlying Index after the relevant pricing date up to and including the fifth index business day before the maturity date, an investment in the Index-Linked Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Underlying Indices and other events that are difficult to predict and beyond our control.
Your Investment in the Index-Linked Notes May Result in a Loss if the Value of the Applicable Underlying Index Declines
     The amount of the maturity payment will depend on the value of the Underlying Indices on any index business day (including intra-day values) after the relevant pricing date up to and including the fifth index business day before maturity. If closing value of the applicable Underlying Index on the fifth index business day before maturity is less than the starting value and the value of the applicable Underlying Index decreases by approximately 30% or more at any time on any index business day from the relevant pricing date up to and including the fifth index business day before maturity (whether intra-day or at the close of trading on any day), the value of your maturity payment for each Index-Linked Note of the applicable series will be less than the price paid for each Index-Linked Note, and could be zero, in which case your investment in the Index-Linked Notes of the applicable series will result in a loss. This will be true even if the closing value of the applicable Underlying Index exceeds its starting value at one or more times during the term of the Index-Linked Notes.
You Will Not Receive Any Periodic Payments on the Index-Linked Notes
     You will not receive any periodic payments of interest or any other periodic payments on the Index-Linked Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.
The Yield on the Index-Linked Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
     The Index-Linked Notes do not pay any interest. As a result, if, with respect to the Nikkei 225 Index-Linked Notes, the ending value of the applicable Underlying Index is less than 20147.14 (an increase of approximately 15.74% from its starting value), the yield on the Nikkei 225 Index-Linked Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity. If, with respect to the EURO STOXX 50 Index-Linked Notes, the ending value of the applicable Underlying Index is less than 4899.63 (an increase of approximately 15.90% from its starting value), the yield on the EURO STOXX 50 Index-Linked Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity. If, with respect to the Hang Seng China Enterprises Index, the ending value of the applicable Underlying Index is less than 11756.41 (an increase of approximately 22.19% from its starting value), the yield on the Hang Seng Index-Linked Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.
The Price at Which You Will Be Able to Sell Your Index-Linked Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest
     We believe that the value of your Index-Linked Notes in the secondary market will be affected by the supply of and demand for the Index-Linked Notes, the value of the Underlying Indices and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index-Linked Notes of a change in a specific factor, assuming all other conditions remain constant.
     Value of the Underlying Indices. We expect that the market value of the Index-Linked Notes will depend substantially on the amount, if any, by which the values of the Underlying Indices change from their respective starting values. However, changes in the values of the Underlying Indices may not always be reflected in full or in part, in the market value of the Index-Linked Notes. If you choose to sell your Index-Linked Notes when the value of the applicable Underlying Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the applicable Underlying Index will continue to fluctuate from that time to the fifth index business day before maturity. If you choose to sell your Index-Linked Notes when the value of the applicable Underlying Index is below its starting value, you may receive less than the amount you originally invested.
     Trading prices of the stocks included in the Underlying Indices will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the Underlying Indices, the issuance of securities similar to the Index-Linked Notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Underlying Indices.
     Volatility of the Underlying Indices. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of an Underlying Index changes during the term of the Index-Linked Notes, the market value of the corresponding Index-Linked Notes may decrease.
     Events Involving the Companies Included in the Underlying Indices. General economic conditions and earnings results of the companies whose stocks are included in the Underlying Indices and real or anticipated changes in those conditions or results may affect the market value of the Index-Linked Notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the applicable series of Index-Linked Notes may decrease because the value of the Underlying Indices do not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the applicable series of Index-Linked Notes may increase.
     Interest Rates. We expect that the market value of the Index-Linked Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index-Linked Notes may decrease, and if U.S. interest rates decrease, the market value of the Index-Linked Notes may increase.
     Time Premium or Discount. As a result of a “time premium or discount,” the Index-Linked Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Underlying Indices the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Underlying Indices during the period prior to the maturity of the Index-Linked Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Index-Linked Notes.
     Hedging Activities. Hedging activities related to the Index-Linked Notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity could affect the value of the Underlying Indices and therefore the market value of the Index-Linked Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index-Linked Notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index-Linked Notes in the secondary market.
     Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index-Linked Notes. The Index-Linked Notes are subject to the credit risk of Citigroup, the guarantor of the payments due on the Index-Linked Notes.
     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Index-Linked Notes attributable to another factor, such as an increase in the value of the Underlying Indices.

Foreign Jurisdictions
     You should be aware that investments in securities, such as the Index-Linked Notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the Nikkei 225 Stock Average, the Dow Jones EURO STOXX 50 Index, the Hang Seng China Enterprises Index and the Index-Linked Notes.
     The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the Underlying Indices are traded may have adopted certain measures intended to prevent extreme fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Nikkei 225 Stock Average, the Dow Jones EURO STOXX 50 Index and the Hang Seng China Enterprises Index may be limited by price limitations on, suspensions of trading of, individual stocks included in the Underlying Indices, which may, in turn, adversely affect the value of the Index-Linked Notes or result in the occurrence of a market disruption event.
     Prices of the stocks included in the Underlying Indices are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of these Underlying Indices
     The historical performance of each of the Underlying Indices, which are included in this pricing supplement, should not be taken as an indication of the future performance of these Underlying Indices during the term of the Index-Linked Notes. Changes in the value of an Underlying Index will affect the trading price of the Index-Linked Notes based upon such Underlying Index, but it is impossible to predict whether the value of these indices will fall or rise.
Your Return on the Index-Linked Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Indices
     Your return on the Index-Linked Notes will not reflect the return you would realize if you actually owned the stocks included in the Underlying Indices because NKS calculates the Nikkei 225 Stock Average, STOXX calculates the Dow Jones EURO STOXX 50 Index and HSI calculates the Hang Seng China Enterprises Index by reference to the prices of the stocks included in these indices without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index-Linked Notes may be less than the return you would realize if you actually owned the stocks included in the Underlying Indices even if the ending value of the Underlying Indices is greater than its starting value.

You May Not Be Able To Sell Your Index-Linked Notes If an Active Trading Market for the Index-Linked Notes Does Not Develop
     There is currently no secondary market for the Index-Linked Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Index-Linked Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index-Linked Notes. If the secondary market for the Index-Linked Notes is limited, there may be few buyers should you choose to sell your Index-Linked Notes prior to maturity and this may reduce the price you receive.
The Market Value of the Index-Linked Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding
     Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the Underlying Indices or derivative instruments relating to such stocks or the Underlying Indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Underlying Indices and therefore the market value of the Index-Linked Notes.
Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest
     Citigroup Global Markets, which is acting as the calculation agent for the Index-Linked Notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.
Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest
     We expect to hedge our obligations under the Index-Linked Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity may present a conflict between your interest in the Index-Linked Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Underlying Indices and therefore the market value of the Index-Linked Notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index-Linked Notes in the secondary market. Since hedging our obligation under the Index-Linked Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index-Linked Notes declines.
The United States Federal Income Tax Consequences of the Index-Linked Notes Are Uncertain
     No statutory, judicial or administrative authority directly addresses the characterization of the Index-Linked Notes or instruments similar to the Index-Linked Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index-Linked Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index-Linked Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index-Linked Notes may affect the U.S. tax consequences of investing in the Index-Linked Notes, including for non-U.S. investors.

DESCRIPTION OF THE INDEX-LINKED NOTES
     The description in this pricing supplement of the particular terms of the Index-Linked Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
General
     The Index-Linked Notes Based Upon the Underlying Indices are index-linked investments that offer a potential return at maturity, based on an enhanced upside participation, as well as limited protection against the decline in the level of the Underlying Indices on which the Index-Linked Notes are based.
     The return on the Index-Linked Notes, if any, and the maturity payment are linked to the value of the applicable Underlying Index, which will be one of three equity indices: the Nikkei 225 Stock Average, the Dow Jones EURO STOXX 50 Index or the Hang Seng China Enterprises Index. At maturity you will receive a payment in cash based on the value of the applicable Underlying Index during the term of the Index-Linked Notes. We refer to the change in the value of the applicable Underlying Index from the relevant Pricing Date and the value on the Valuation Date, expressed as a percentage, as the Index Return. Each series of Index-Linked Notes offered by this pricing supplement will have its own Index Return based on the change in the value of the applicable Underlying Index.
•	If the Index Return is positive at maturity, you will receive a maturity payment based upon the Index Return and an Upside Participation Rate equal to (i) 187.5% for the Nikkei 225 Index-Linked Notes; (ii) 187% for the EURO STOXX 50 Index-Linked Notes; and (iii) 133% for the Hang Seng Index-Linked Notes.

•	If the Index Return is negative at maturity and the value of the applicable Underlying Index has decreased by approximately 30% or more at any time on any Index Business Day from the relevant Pricing Date up to and including the fifth Index Business Day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will be less than the amount of your initial investment in the Index-Linked Notes and could be zero.

•	If the Index Return is negative at maturity and the value of the applicable Underlying Index has not decreased by approximately 30% or more at any time on any Index Business Day from the relevant Pricing Date up to and including the fifth Index Business Day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will equal your initial investment of $1,000 per Index-Linked Note.
     The Index-Linked Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Nikkei 225 Index-Linked Notes issued will be $5,700,000 (5,700 Nikkei 225 Index-Linked Notes). The aggregate principal amount of EURO STOXX 50 Index-Linked Notes issued will be $12,000,000 (12,000 EURO STOXX 50 Index-Linked Notes). The aggregate principal amount of Hang Seng Index-Linked Notes issued will be $5,800,000 (5,800 Hang Seng Index-Linked Notes). The Index-Linked Notes will mature on February 13, 2012. The Index-Linked Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Index-Linked Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index-Linked Notes at maturity is not guaranteed. The Index-Linked Notes will be issued only in fully registered form and in denominations of $1,000 per Index-Linked Note and integral multiples thereof.
     Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Index-Linked Notes and of the senior debt indenture under which the Index-Linked Notes will be issued.

Interest
     We will not make any periodic payments of interest or any other payments on the Index-Linked Notes until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.
Payment at Maturity
     The Index-Linked Notes will mature on February 13, 2012. At maturity you will receive for each Index-Linked Note an amount in cash equal to $1,000 plus an Index Return Amount, which may be positive, zero or negative. Because the Index Return Amount may be negative, the maturity payment could be less than $1,000 per Index-Linked Note and could be zero.
Index Return Amount
     The Index Return Amount will be based on the Index Return of the applicable Underlying Index. The Index Return for each of the Underlying Indices, which is presented in this pricing supplement as a percentage, will equal the following fraction:
Ending Value — Starting Value
Starting Value
     The Starting Value for the Nikkei 225 Index-Linked Notes equals 17,406.86, for the EURO STOXX 50 Index-Linked Notes equals 4,227.47 and for the Hang Seng Index-Linked Notes equals 9,621.15, which are the closing values of each Underlying Index on the relevant Pricing Date.
     The Pricing Date for the Nikkei 225 Index-Linked Notes and the Hang Seng Index-Linked Notes means February 6, 2007, the date on which those Index-Linked Notes were priced for initial sale to the public. The Pricing Date for the EURO STOXX 50 Index-Linked Notes means February 5, 2007 the date on which the EURO STOXX 50 Index-Linked Notes were priced for initial sale to the public.
     The Ending Value will equal the closing value of the applicable Underlying Index on the Valuation Date.
     The Valuation Date means the fifth Index Business Day before the Maturity Date.
     The calculation of the Index Return Amount for each series of Index-Linked Notes offered by this pricing supplement will depend on whether each Index Return is positive, zero or negative:
•	If the Index Return is positive, the Index Return Amount will equal:
$1,000 × Index Return × Applicable Upside Participation Rate
     The Upside Participation Rate is equal to (i) 187.5% for the Nikkei 225 Index-Linked Notes; (ii) 187% for the EURO STOXX 50 Index-Linked Notes; and (iii) 133% for the Hang Seng Index-Linked Notes.
•	If the Index Return is zero, the Index Return Amount will be zero and the maturity payment for the relevant series of Index-Linked Notes will be $1,000 per Index-Linked Note.

•	If the Index Return is negative and
•	the value of the applicable Underlying Index has decreased by approximately 30% or more (the “Downside Trigger Value”) at any time on any Index Business Day from the relevant Pricing Date up to and including the fifth Index Business Day before maturity (whether intra-day or at the close of trading on any day), the Index Return Amount will equal:
$1,000 × Index Return

Thus, in such case, the Index Return Amount will be negative and the maturity payment for the relevant series of Index-Linked Notes will be less than $1,000 per Index-Linked Note and could be zero.

•	the value of the applicable Underlying Index has not decreased by approximately 30% or more at any time on any Index Business Day from the relevant Pricing Date up to and including the fifth Index Business Day before maturity (whether intra-day or at the close of trading on any day), then the Index Return Amount will be zero and the maturity payment will be $1,000 per Index-Linked Note.
     The Downside Trigger Value for the Nikkei 225 Index-Linked Notes is 12,184.80, for the EURO STOXX 50 Index-Linked Notes is 2,959.23 and for the Hang Seng Index-Linked Notes is 6,734.81.
     If no closing value of an Underlying Index is available on the Valuation Date because of a Market Disruption Event or otherwise, the value of such Underlying Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of such Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of an Underlying Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the day prior to the Maturity Date.
     An Index Business Day means, with respect to each Underlying Index, a day, as determined by the calculation agent, on which such Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of such Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Underlying Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index-Linked Notes, absent manifest error.
     A Market Disruption Event means, with respect to each Underlying Index and as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of such Underlying Index or any successor indices, (b) any option or futures contracts, or any options on such futures contracts relating to such Underlying Index or any successor indices, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of such Underlying Index or any successor indices on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in such Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of such Underlying Index will be based on a comparison of the portion of the value of such Underlying Index attributable to that security relative to the overall value of such Underlying Index, in each case immediately before that suspension or limitation.
What You Could Receive at Maturity—Hypothetical Examples
     The examples below show hypothetical maturity payments on the Index-Linked Notes for a range of Ending Values for each Underlying Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Underlying Indices on the amount you will receive in respect of the applicable series of Index-Linked Notes at maturity.
All of the hypothetical examples for the Nikkei 225 Index-Linked Notes are based on the following assumptions:
•	Issue Price: $1,000.00 per Index-Linked Note

•	Starting Value: 16,838.17

•	Upside Participation Rate: 187.5%

•	Downside Trigger Value: 70% of the Starting Value

•	Maturity: 5 years
     The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the Nikkei 225 Stock Average is less than its Starting Value (17,406.86) and whether the value of the Nikkei 225 Stock Average on any day up to and including the Valuation Date declines by approximately 70% or more from the Starting Value (to 12,184,80 or less), causing you to receive less than $1,000 per Nikkei 225 Index-Linked Note.
TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY
FOR THE NIKKEI 225 INDEX-LINKED NOTES

		Index Value Did Not Decrease		Index Value Decreased by
		by 30.0% at Any Time		30.0% or More at Any Time
			Maturity Payment	Return on the	Maturity Payment
Ending Value	Index Return	Return on the Index-	per Index-Linked	Index-Linked	per Index-Linked
of the Index	(%)[1]	Linked Notes	Note	Notes	Note
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
1683.82	-90.00%	N/A	N/A	-90.00%	100.00
3367.63	-80.00%	N/A	N/A	-80.00%	200.00
5051.45	-70.00%	N/A	N/A	-70.00%	300.00
6735.27	-60.00%	N/A	N/A	-60.00%	400.00
8419.09	-50.00%	N/A	N/A	-50.00%	500.00
10102.90	-40.00%	N/A	N/A	-40.00%	600.00
11786.72	-30.00%	N/A	N/A	-30.00%	700.00
13049.58	-22.50%	0.00%	$1,000.00	-22.50%	775.00
13470.54	-20.00%	0.00%	1,000.00	-20.00%	800.00
15154.35	-10.00%	0.00%	1,000.00	-10.00%	900.00
16838.17	0.00%	0.00%	1,000.00	0.00%	1,000.00
18521.99	10.00%	18.75%	1,187.50	18.75%	1,187.50
20205.80	20.00%	37.50%	1,375.00	37.50%	1,375.00
21889.62	30.00%	56.25%	1,562.50	56.25%	1,562.50
23573.44	40.00%	75.00%	1,750.00	75.00%	1,750.00
25257.26	50.00%	93.75%	1,937.50	93.75%	1,937.50
26941.07	60.00%	112.50%	2,125.00	112.50%	2,125.00
28624.89	70.00%	131.25%	2,312.50	131.25%	2,312.50
30308.71	80.00%	150.00%	2,500.00	150.00%	2,500.00
31992.52	90.00%	168.75%	2,687.50	168.75%	2,687.50
33676.34	100.00%	187.50%	2,875.00	187.50%	2,875.00

1.	The Index Return excludes any dividends paid on the stocks in the applicable Underlying Index because the applicable Underlying Index is calculated without taking into consideration such factors.

All of the hypothetical examples for the EURO STOXX 50 Index-Linked Notes are based on the following assumptions:
•	Issue Price: $1,000.00 per Index-Linked Note

•	Starting Value: 16,838.17

•	Upside Participation Rate: 187%

•	Downside Trigger Value: 70% of the Starting Value

•	Maturity: 5 years
     The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the Dow Jones EURO STOXX 50 Index is less than its Starting Value (4,227.47) and whether the value of the Dow Jones EURO STOXX 50 Index on any day up to and including the Valuation Date declines by approximately 70% or more from the Starting Value (to 2,959.23 or less), causing you to receive less than $1,000 per EURO STOXX 50 Index-Linked Note.
TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY
FOR THE EURO STOXX 50 INDEX-LINKED NOTES

		Index Value Did Not Decrease		Index Value Decreased by
		by 30.0% at Any Time		30.0% or More at Any Time
			Maturity Payment	Return on the	Maturity Payment
Ending Value	Index Return	Return on the Index-	per Index-Linked	Index-Linked	per Index-Linked
of the Index	(%)[1]	Linked Notes	Note	Notes	Note
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
1683.82	-90.00%	N/A	N/A	-90.00%	100.00
3367.63	-80.00%	N/A	N/A	-80.00%	200.00
5051.45	-70.00%	N/A	N/A	-70.00%	300.00
6735.27	-60.00%	N/A	N/A	-60.00%	400.00
8419.09	-50.00%	N/A	N/A	-50.00%	500.00
10102.90	-40.00%	N/A	N/A	-40.00%	600.00
11786.72	-30.00%	N/A	N/A	-30.00%	700.00
13049.58	-22.50%	0.00%	$1,000.00	-22.50%	775.00
13470.54	-20.00%	0.00%	1,000.00	-20.00%	800.00
15154.35	-10.00%	0.00%	1,000.00	-10.00%	900.00
16838.17	0.00%	0.00%	1,000.00	0.00%	1,000.00
18521.99	10.00%	18.70%	1,187.00	18.70%	1,187.00
20205.80	20.00%	37.40%	1,374.00	37.40%	1,374.00
21889.62	30.00%	56.10%	1,561.00	56.10%	1,561.00
23573.44	40.00%	74.80%	1,748.00	74.80%	1,748.00
25257.26	50.00%	93.50%	1,935.00	93.50%	1,935.00
26941.07	60.00%	112.20%	2,122.00	112.20%	2,122.00
28624.89	70.00%	130.90%	2,309.00	130.90%	2,309.00
30308.71	80.00%	149.60%	2,496.00	149.60%	2,496.00
31992.52	90.00%	168.30%	2,683.00	168.30%	2,683.00
33676.34	100.00%	187.00%	2,870.00	187.00%	2,870.00

1.	The Index Return excludes any dividends paid on the stocks in the applicable Underlying Index because the applicable Underlying Index is calculated without taking into consideration such factors.

All of the hypothetical examples for the Hang Seng Index-Linked Notes are based on the following assumptions:
•	Issue Price: $1,000.00 per Index-Linked Note

•	Starting Value: 16,838.17

•	Upside Participation Rate: 133%

•	Downside Trigger Value: 70% of the Starting Value

•	Maturity: 5 years
     The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the Hang Seng China Enterprises Index is less than its Starting Value (9,621.15) and whether the value of the Hang Seng China Enterprises Index on any day up to and including the Valuation Date declines by approximately 70% or more from the Starting Value (to 6,734.81 or less), causing you to receive less than $1,000 per Hang Seng Index-Linked Note.
TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY
FOR THE HANG SENG INDEX-LINKED NOTES

		Index Value Did Not Decrease		Index Value Decreased by
		by 30.0% at Any Time		30.0% or More at Any Time
			Maturity Payment	Return on the	Maturity Payment
Ending Value	Index Return	Return on the Index-	per Index-Linked	Index-Linked	per Index-Linked
of the Index	(%)[1]	Linked Notes	Note	Notes	Note
0.00	-100.00%	N/A	N/A	-100.00%	$0.00
1683.82	-90.00%	N/A	N/A	-90.00%	100.00
3367.63	-80.00%	N/A	N/A	-80.00%	200.00
5051.45	-70.00%	N/A	N/A	-70.00%	300.00
6735.27	-60.00%	N/A	N/A	-60.00%	400.00
8419.09	-50.00%	N/A	N/A	-50.00%	500.00
10102.90	-40.00%	N/A	N/A	-40.00%	600.00
11786.72	-30.00%	N/A	N/A	-30.00%	700.00
13049.58	-22.50%	0.00%	$1,000.00	-22.50%	775.00
13470.54	-20.00%	0.00%	1,000.00	-20.00%	800.00
15154.35	-10.00%	0.00%	1,000.00	-10.00%	900.00
16838.17	0.00%	0.00%	1,000.00	0.00%	1,000.00
18521.99	10.00%	13.30%	1,133.00	13.30%	1,133.00
20205.80	20.00%	26.60%	1,266.00	26.60%	1,266.00
21889.62	30.00%	39.90%	1,399.00	39.90%	1,399.00
23573.44	40.00%	53.20%	1,532.00	53.20%	1,532.00
25257.26	50.00%	66.50%	1,665.00	66.50%	1,665.00
26941.07	60.00%	79.80%	1,798.00	79.80%	1,798.00
28624.89	70.00%	93.10%	1,931.00	93.10%	1,931.00
30308.71	80.00%	106.40%	2,064.00	106.40%	2,064.00
31992.52	90.00%	119.70%	2,197.00	119.70%	2,197.00
33676.34	100.00%	133.00%	2,330.00	133.00%	2,330.00

1.	The Index Return excludes any dividends paid on the stocks in the applicable Underlying Index because the applicable Underlying Index is calculated without taking into consideration such factors.

Discontinuance of an Underlying Index
     If NKS discontinues publication of the Nikkei 225 Stock Average, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or HSI discontinues publication of the Hang Seng China Enterprises Index or if any of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the applicable Underlying Index, then the value of such Underlying Index will be determined by reference to the value of that index, which we refer to as a “successor index.”
     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index-Linked Notes.
     If NKS discontinues publication of the Nikkei 225 Stock Average, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or HSI discontinues publication of the Hang Seng China Enterprises Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of an Underlying Index, the value to be substituted for such Underlying Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such Underlying Index prior to any such discontinuance.
     If NKS discontinues publication of the Nikkei 225 Stock Average, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or HSI discontinues publication of the Hang Seng China Enterprises Index prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the relevant Underlying Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of an Underlying Index may adversely affect trading in the corresponding Index-Linked Notes.
     If a successor index is selected or the calculation agent calculates a value as a substitute for the basket or the relevant index as described above, the successor index or value will be substituted for the basket or the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication an Underlying Index may adversely affect the market value of the corresponding Index-Linked Notes.
     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index-Linked Notes, absent manifest error.
Alteration of Method of Calculation
     If at any time the method of calculating an Underlying Index or a successor index is changed in any material respect, or if the Underlying Index or a successor index is in any other way modified so that the value of such Underlying Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the relevant index or the successor index. Accordingly, if the method of calculating the Underlying Indices or any successor index is modified so that the value of the relevant index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance
     The Index-Linked Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”
Events of Default and Acceleration
     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index-Linked Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index-Linked Notes will be determined by the calculation agent and will equal, for each Index-Linked Note, the maturity payment, calculated as though the maturity of the Index-Linked Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner of the Index-Linked Notes will be capped at the maturity payment, calculated as though the Maturity Date of the Index-Linked Notes were the date of the commencement of the proceeding.
     In case of default in payment at maturity of the Index-Linked Notes, the Index-Linked Notes shall bear interest, payable upon demand of the beneficial owners of the Index-Linked Notes in accordance with the terms of the Index-Linked Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due.
Paying Agent and Trustee
     Citibank, N.A. will serve as paying agent for the Index-Linked Notes and will also hold the global security representing the Index-Linked Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Index-Linked Notes.
Calculation Agent
     The calculation agent for the Index-Linked Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Index-Linked Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Index-Linked Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index-Linked Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE NIKKEI 225 STOCK AVERAGESM
General
     Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.
     The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.
Computation of the Nikkei 225 Stock Average
     While NKS currently employs the following methodology to calculate the Nikkei 225 Stock Average, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect the Interest Return Amount payable to beneficial owners of the Index-Linked Notes at maturity.
     The Nikkei 225 Stock Average is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock Average are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock Average is calculated once per minute during TSE trading hours.
     In order to maintain continuity in the level of the Nikkei 225 Stock Average in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock Average is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock Average. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock Average immediately after such change) will equal the level of the Nikkei 225 Stock Average immediately prior to the change.
     Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks, NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

     NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index-Linked Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Index-Linked Notes or any member of the public regarding the advisability of investing in securities generally or in the Index-Linked Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Index-Linked Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index-Linked Notes to be issued or in the determination or calculation of the equation by which the Interest Return Amount or any other amount payable with respect to the Index-Linked Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index-Linked Notes.
The Tokyo Stock Exchange
     The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.
     Due to the time zone difference, on any normal index business day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such index business day will generally be available in the United States by the opening of business on the same calendar day.
     The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock Average may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock Average which may, in turn, adversely affect the value of the Index-Linked Notes under certain circumstances.
Historical Data on the Nikkei 225 Stock Average
     The following table sets forth the value of the Nikkei 225 Stock Average at the end of each month in the period from January 2002 through January 2007. These historical data on the Nikkei 225 Stock Average are not indicative of the future performance of the Nikkei 225 Stock Average or what the value of the Index-Linked Notes may be. Any historical upward or downward trend in the value of the Nikkei 225 Stock Average during any period set forth below is not an indication that the Nikkei 225 Stock Average is more or less likely to increase or decrease at any time during the term of the Index-Linked Notes.

	2002	2003	2004	2005	2006	2007
January	9997.80	8339.94	10783.61	11387.59	16649.82	17383.42
February	10587.83	8363.04	11041.92	11740.60	16205.43
March	11024.94	7972.71	11715.39	11668.95	17059.66
April	11492.54	7831.42	11761.79	11008.90	16906.23
May	11763.70	8424.51	11236.37	11276.59	15467.33
June	10621.84	9083.11	11858.87	11584.01	15505.18
July	9877.94	9563.21	11325.78	11899.60	15456.81
August	9619.30	10343.55	11081.79	12413.60	16140.76
September	9383.29	10219.05	10823.57	13574.30	16127.58
October	8640.48	10559.59	10771.42	13606.50	16399.39

	2002	2003	2004	2005	2006	2007
November	9215.56	10100.57	10899.25	14872.15	16274.33
December	8578.95	10676.64	11488.76	16111.43	17225.83
     The closing value of the Nikkei 225 Stock Average on February 6, 2007 was 17406.86.
License Agreement
     The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.
     NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index-Linked Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Index-Linked Notes or any member of the public regarding the advisability of investing in securities generally or in the Index-Linked Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Index-Linked Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index-Linked Notes to be issued or in the determination or calculation of the equation by which the Interest Return Amount or any other amount payable with respect to the Index-Linked Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index-Linked Notes.
     NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Index-Linked Notes. The use of and reference to the Nikkei 225 Stock Average in connection with the Index-Linked Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.
     NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index-Linked Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Index-Linked Notes or any member of the public regarding the advisability of investing in securities generally or in the Index-Linked Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Index-Linked Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index-Linked Notes to be issued or any other amount payable with respect to the Index-Linked Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index-Linked Notes .
     NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Return, Index Return Amount or any other amount payable in respect of the Index-Linked Notes.

DESCRIPTION OF THE DOW JONES EURO STOXX 50 INDEXSM
General
     Unless otherwise stated, we have derived all information regarding the Dow Jones EURO STOXX 50 IndexSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from STOXX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, STOXX. STOXX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones EURO STOXX 50 Index at any time. None of Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Dow Jones EURO STOXX 50 Index.
     STOXX, a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 as of December 31, 1991. The value of the Dow Jones EURO STOXX 50 Index is published in both Euros and U.S. Dollars. The Index-Linked Notes will be based on the value of the Dow Jones EURO STOXX 50 Index as calculated and published in Euros.
     According to STOXX, as of December 29, 2006, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50 Index ranged from a high of €124.17 billion to a low of €12.53 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50 Index represented 36.36% of the index, while the ten companies with the smallest weighting represented 9.16% of the index. The seven countries that are represented in the index account for the following approximate percentages: (1) France, 34.2%; (2) Germany, 24.0%; (3) Spain, 13.9%; (4) Netherlands, 12.3% (5) Italy, 11.7%; (6) Finland, 3.0%; and (7) Ireland, 1.0%. The companies that are included in the Dow Jones EURO STOXX 50 Index are representative of the broad market in Europe and of a wide array of European industries including the following: automobile; food and beverage; banking; industrial; chemical; insurance; media; technology; energy; telecommunications; financial services and utilities.
Computation of the Dow Jones EURO STOXX 50 Index
     While STOXX currently employs the following methodology to calculate the Dow Jones EURO STOXX 50 Index, no assurance can be given that STOXX will not modify or change such methodology in a manner that may affect the index return amount, if any, payable to the beneficial owners of the Index-Linked Notes.
     The 50 stocks comprising the Dow Jones EURO STOXX 50 Index are selected from among the components of the 18 market sector indices of the Dow Jones EURO STOXX, which represents the Eurozone portion of the Dow Jones EURO STOXX Total Market Index. The Dow Jones EURO STOXX 50 Index captures approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX, which in turn covers approximately 95% of the free-float market capitalization of the represented countries.
     Within each of the 18 Dow Jones EURO STOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks from each market sector index are added to the Dow Jones EURO STOXX 50 Index selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EURO STOXX TMI Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Lastly, any remaining stocks that are current Dow Jones EURO STOXX 50 Index components are added to the selection list. (In exceptional cases, the Supervisory Board may make additions and deletions to the selection list.)
     All the stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as components of the Dow Jones EURO STOXX 50 Index. Any remaining current components of the Dow Jones EURO STOXX 50 Index ranked between 41 and 60 are also added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

     The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September of each year, using market data from the end of August of that year as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. In order to avoid distortions, changes in the index for dividends, stock splits, rights offerings, spin-offs, repurchases and the like are made on a quarterly basis, unless the number of outstanding shares of a component company changes by more than 10%, in which case the adjustment is made immediately. The underlying securities may be changed at any time for any reason.
     Free-float market capitalization is the portion of a stock’s total market capitalization that is available for trading. No component’s weight is permitted to exceed 10% of the index’s total free-float market capitalization. The weights are reviewed quarterly. If any component stock exceeds 10% of the value of the index, STOXX will cap that stock’s representation in the index at 10%, which will be fixed until the next quarterly review.
     Neither Dow Jones nor STOXX is under any obligation to continue the calculation and dissemination of the Dow Jones EURO STOXX 50 Index. The Index-Linked Notes are not sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. No inference should be drawn from the information contained in this pricing supplement that either Dow Jones or STOXX makes any representation or warranty, implied or express, to us, the holders of the Index-Linked Notes or any member of the public regarding the advisability of investing in securities generally or in the Index-Linked Notes in particular or the ability of the Dow Jones EURO STOXX 50 Index to track general stock market performance. Neither Dow Jones nor STOXX has any obligation to take our needs or those of the holders of the Index-Linked Notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50 Index. Dow Jones and STOXX are not responsible for, and have not participated in the determination of, the timing of, prices for, or quantities of, the Index-Linked Notes to be issued or in the determination or calculation of the equation by which the basket return amount or any other market payable with respect to the Index-Linked Notes is set. Dow Jones and STOXX have no obligation or liability in connection with the administration, marketing or trading of the Index-Linked Notes.
Historical Data on the Dow Jones EURO STOXX 50 Index
     The following table sets forth the value of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2002 through January 2007. These historical data on the Dow Jones EURO STOXX 50 Index are not indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Index-Linked Notes may be. Any historical upward or downward trend in the value of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Index-Linked Notes.

	2002	2003	2004	2005	2006	2007
January	3670.26	2248.17	2839.13	2984.59	3691.41	4178.54
February	3624.74	2140.73	2893.18	3058.32	3774.51
March	3784.05	2036.86	2787.49	3055.73	3853.74
April	3574.23	2324.23	2787.48	2930.10	3839.90
May	3425.79	2330.06	2736.83	3076.70	3637.17
June	3133.39	2419.51	2811.08	3181.54	3648.92
July	2685.79	2519.79	2720.05	3326.51	3691.87
August	2709.29	2556.71	2670.79	3263.78	3808.70
September	2204.39	2395.87	2726.30	3428.51	3899.41
October	2518.99	2575.04	2811.72	3320.15	4004.80
November	2656.85	2630.47	2876.39	3447.07	3987.23
December	2386.41	2760.66	2951.24	3578.93	4119.94

     The closing value of the Dow Jones EURO STOXX 50 Index on February 5, 2007 was 4227.47.
License Agreement
     STOXX, Dow Jones and an affiliate of Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Index-Linked Notes.
     The license agreement provides that the following language must be stated in this pricing supplement.
     “STOXX and Dow Jones have no relationship to Citigroup Funding Inc., other than the licensing of the use of the Dow Jones EURO STOXX 50 Index and the related trademarks as the case may be for use in connection with the calculation of the Index-Linked Notes.
     STOXX and Dow Jones do not:
•	sponsor, endorse, sell or promote the Index-Linked Notes;

•	make investment recommendations that any person invest in the Index-Linked Notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Index-Linked Notes;

•	have any responsibility or liability for the administration, management or marketing of the Index-Linked Notes; or

•	consider the Index-Linked Notes or the owner of the Index-Linked Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.
     NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN, NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., OWNERS OF THE INDEX-LINKED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”
     The license agreement is solely for the benefit of Citigroup Funding and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Index-Linked Notes or any other third parties.

DESCRIPTION OF THE HANG SENG CHINA ENTERPRISES INDEXSM
General
     Unless otherwise stated, we have derived all information regarding the Hang Seng China Enterprises Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from HSI, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, HSI. HSI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Hang Seng China Enterprises Index at any time. None of Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Hang Seng China Enterprises Index.
     The Hang Seng China Enterprises Index is compiled, published and managed by HSI, a wholly-owned subsidiary of the Hang Seng Bank, and was first calculated and published on August 8, 1994. The Hang Seng China Enterprises Index was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Stock Exchange of Hong Kong Ltd. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index (“HSCI”) on October 3, 2001, the Hang Seng China Enterprises Index became part of the Hang Seng Composite Index Series (the “HSCI Series”). Since then, constituents of the Hang Seng China Enterprises Index comprise only the largest H-share companies that are included in the 200-stock HSCI. The Hang Seng China Enterprises Index had a base index of 1,000 at launch, but on October 3, 2001 with the launch of the HSCI Series, the Hang Seng China Enterprises Index was rebased with a value of 2,000 in January 3, 2000 to align with the HSCI Series. The Hang Seng China Enterprises Index is reviewed semi-annually together with the HSCI Series. H-Share companies joining or leaving the HSCI are automatically included or excluded from the Hang Seng China Enterprises Index.
Computation of the Hang Seng China Enterprises Index
     While HSI currently employs the following methodology to calculate the Hang Seng China Enterprises Index, no assurance can be given that HSI will not modify or change such methodology in a manner that may affect the amount of the maturity payment on the Index-Linked Notes.
     To be included in the HSCI and be eligible for inclusion in the Hang Seng China Enterprises Index, a stock must have a primary listing on the main board of the Stock Exchange of Hong Kong and the issuer must not have a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, or preference shares, debt securities, or other derivatives. A stock is removed from the HSCI if (a) it had more than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, or (b) the stock’s 12-month average market capitalization ranks fall to the 240th position or below. Stocks with less than one year listing history will be counted on a pro-rata basis. A stock is added to HSCI if (a) it has had fewer than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, and (b) the stock’s 12-month average market capitalization rank rises to the 160th position or better. The number of constituent stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.
     The calculation methodology of the Hang Seng China Enterprises Index changed on March 6, 2006 to a free float-adjusted market capitalization methodology. This free float adjustment aims to exclude from the index calculation long-term core shareholdings that are not readily available for trading. A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is now used to adjust the number of shares for index calculation. The following shareholdings are viewed as strategic in nature and are excluded for index calculation:
•	shares held by strategic shareholder(s) who individually or collectively control more than 30% of the shareholdings;

•	shares held be director(s) who individually control more than 5% of the shareholdings;

•	shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

•	shares held by shareholder(s) who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.
     In addition, a 15% cap on individual stock weights is applied to assure no one stock dominates the index. The weights are reviewed semi-annually. If any component stock exceeds 15% of the value of the index, HSI will cap that stock’s representation in the index at 15%, which will be fixed until the next semi-annual review.
Historical Data on the Hang Seng China Enterprises Index
     The following table sets forth the value of the Hang Seng China Enterprises Index at the end of each month in the period from January 2002 through January 2007. These historical data on the Hang Seng China Enterprises Index are not indicative of the future performance of the Hang Seng China Enterprises Index or what the value of the Index-Linked Notes may be. Any historical upward or downward trend in the value of the Hang Seng China Enterprises Index during any period set forth below is not an indication that the Hang Seng China Enterprises Index is more or less likely to increase or decrease at any time during the term of the Index-Linked Notes.

	2002	2003	2004	2005	2006	2007
January	1913.96	2161.61	4597.72	4727.52	6277.05	9602.40
February	2007.95	2197.43	5102.14	5152.38	6506.18
March	2034.69	2187.04	4778.13	4792.77	6703.78
April	2054.71	2204.85	4061.18	4657.70	6835.15
May	2130.60	2460.23	4301.93	4593.03	6665.90
June	2167.39	2726.43	4291.02	4861.87	6784.60
July	2046.50	3038.89	4335.34	5263.41	6829.49
August	1923.63	3340.18	4292.02	5069.99	6882.16
September	1890.20	3221.21	4649.66	5227.28	7097.25
October	1830.95	3862.44	4504.78	4770.37	7484.35
November	1907.97	3832.27	4967.44	5032.21	8546.60
December	1990.44	5020.18	4741.32	5330.34	10340.34
     The closing value of the Hang Seng China Enterprises Index on February 6, 2007 was 9621.15.
License Agreement
     Citigroup has entered into a nonexclusive license agreement with HSI and Hang Seng Data Services Limited providing for the license to Citigroup and its subsidiaries, including Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by HSI and Hang Seng Data Services Limited in connection with certain securities, including the Index-Linked Notes.
     The license agreement provides that the following language must be stated in this pricing supplement.
     “The Hang Seng China Enterprises Index (the “Index”) is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name Hang Seng China Enterprises Index is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Citigtoup Funding in connection with the Notes (the “Product”), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY CITIGROUP FUNDING IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.”
     All disclosures contained in the pricing supplement regarding the Hang Seng China Enterprises Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by HSI or other sources we believe to be reliable. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of an Index-Linked Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Index-Linked Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.
     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index-Linked Notes and who will hold the Index-Linked Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index-Linked Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. This summary assumes that no company the stock of which is included in the Underlying Indices is or will become at any time during the term of the Index-Linked Notes a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the Index-Linked Notes could be subject to unfavorable tax treatment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
     No statutory, judicial or administrative authority directly addresses the characterization of the Index-Linked Notes or instruments similar to the Index-Linked Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index-Linked Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index-Linked Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Index-Linked Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX-LINKED NOTES SHOULD CONSULT HIS/HER ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX-LINKED NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
     In purchasing an Index-Linked Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat an Index-Linked Note for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the applicable Underlying Index at maturity under which an amount equal to the purchase price of the Index-Linked Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Index-Linked Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index-Linked Notes could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.
     Under the characterization of the Index-Linked Notes as cash-settled variable forward contracts, a holder’s tax basis in an Index-Linked Note generally will equal the holder’s cost for that Index-Linked Note. Upon the sale or other taxable disposition of an Index-Linked Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index-Linked Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index-Linked Note for more than one year at the time of disposition.
     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index-Linked

Note at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index-Linked Note for more than one year at maturity.
     Due to the absence of authority as to the proper characterization of the Index-Linked Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index-Linked Notes as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the amount of the initial purchase price paid for such holder’s Index-Linked Notes unless (i) the closing value of the applicable Underlying Index decreases by at least 30% (to be determined on the Pricing Date) from its Starting Value at any time after the date of this pricing supplement up to and including the Valuation Date and (ii) the Index Return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index-Linked Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.
     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index-Linked Notes provide economic returns that are indexed to the performance of the applicable Underlying Index, and offer no assurance that a holder’s investment will be returned to the holder at maturity. Accordingly, Citigroup Funding believes that it is reasonable to treat the Index-Linked Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index-Linked Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the computational rate of % compounded semi-annually (the “comparable yield” for a comparable non-contingent debt issued by Citigroup Funding), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an Index-Linked Note (including as a result of payments made at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.
     Even if the Contingent Payment Regulations do not apply to the Index-Linked Notes, it is possible that the IRS could seek to characterize the Index-Linked Notes in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index-Linked Notes, it is possible, for example, that an Index-Linked Note could be treated as including a debt instrument and a forward contract or two or more options. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index-Linked Notes on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index-Linked Notes.

     Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index-Linked Notes, assuming none of the companies included in the Underlying Indices is or will become at any time during the term of the Index-Linked Notes, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Index-Linked Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.
Non-United States Holders
     In the case of a holder of the Index-Linked Notes that is not a U.S. person, any payments made with respect to the Index-Linked Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index-Linked Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.
Estate Tax
     In the case of a holder of an Index-Linked Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index-Linked Note should note that, absent an applicable treaty benefit, the Index-Linked Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index-Linked Notes.
Backup Withholding and Information Reporting
     A holder of the Index-Linked Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION
     The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Index-Linked Notes.
     Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $ 5,700,000 principal amount of Nikkei 225 Index-Linked Notes (5,700 Nikkei 225 Index-Linked Notes), $12,000,000 principal amount of EURO STOXX 50 Index-Linked Notes (12,000 EURO STOXX 50 Index-Linked Notes) and $5,800,000 principal amount of Hang Seng Index-Linked Notes (5,800 Hang Seng Index-Linked Notes). Any payments due on Index-Linked Notes are fully and unconditionally guaranteed by Citigroup. Sales of the Index-Linked Notes will be made through Citicorp Investment Services, a broker-dealer affiliated with Citigroup Global Markets, acting as agent. Citicorp Investment Services will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $30 per Index-Linked Note for the Index-Linked Notes they sell. If all of the Index-Linked Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
     The Index-Linked Notes will not be listed on any exchange.
     In order to hedge its obligations under the Index-Linked Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index-Linked Notes—The Market Value of the Index-Linked Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
     Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Index-Linked Notes, either directly or indirectly.
ERISA MATTERS
     Each purchaser of the Index-Linked Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index-Linked Notes through and including the date of disposition of such Index-Linked Notes that either:
(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.
     The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
Medium-Term Notes, Series D
Index-Linked Notes
Due February 13, 2012
($1,000 Principal Amount per Index-Linked Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.
Pricing Supplement
February 6, 2007
(Including Prospectus Supplement
Dated April 13, 2006 and
Prospectus Dated March 10, 2006)